1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 261 261 3333 Fax

Mr. Jeffrey Foor
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

July 25, 2016
Re:	Pine Grove Alternative Institutional Fund
File Nos. 333-189791; 811-22860
Dear Mr. Foor and Ms. DiAngelo Fettig:
This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided telephonically on June 30, 2016 and July 14, 2016, relating to Post-Effective Amendment No. 5 to the registration statement of Pine Grove Alternative Institutional Fund (the "Registrant" or the "Fund") on Form N-2, together with all Exhibits thereto (the "Registration Statement"), under the Securities Act of 1933, as amended and Amendment No. 8 to the Registration Statement under the Investment Company Act of 1940, as amended. The Staff's comments, along with the Registrant's responses, are set forth below.
1.	Please note that the next filing of the Registration Statement should include an auditors consent from both Ernst & Young and Rothstein Kass as both are named in the Registration Statement.

Response:  The Registrant will include a consent from Ernst & Young as an exhibit to Post-Effective Amendment No. 6 to the Fund's Registration Statement.  The registrant has removed references to Rothstein Kass in the Registration Statement.
2.   Please provide the Staff with a citation to the exemptive relief noted on the cover page of the Registration Statement which permits the Fund to offer multiple share classes.

Response:  The Registrant is relying on Man-Glenwood Lexington, LLC, et. al., (File No. 812-13065) Investment Company Act Rel. No. 27263 (Mar. 16, 2006) (notice) and 27285 (Apr. 11, 2006)(order).

Mr. Jeffrey Foor Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Page 2
Registrant supplementally notes that as stated in the Notice, the Order applies to "to any other continuously offered registered closed-end management investment company existing now or in the future for which the Adviser, the Distributor, or any entity controlling, controlled by, or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its proportionate ownership interests ("Units") pursuant to rule 13e-4 under the 1934 Act . . . ."  The Distributor is defined in the Notice as Man Investments Inc.  Man Investments Inc. is under common control with FRM Investment Management (USA) LLC, the Fund's investment adviser which serves as the basis for the Fund to rely on the Order.

3.
The Registration Statement notes that the Fund is a non-diversified fund.  Please note the Staff's position that if a non-diversified fund is operated as a diversified fund for a period of three years, it has become a de facto diversified fund and may not operate as a non-diversified fund without seeking a shareholder vote to change its policies to operate as a non-diversified fund.

Response:  The Registrant acknowledges the Staff's position that if a non-diversified fund is operated as a diversified fund for a period of three years, it has become a de facto diversified fund and may not operate as a non-diversified fund without seeking a shareholder vote to change its policies to operate as a non-diversified fund.  The Registrant supplementally notes that is has not been in operation for a three year period.

4.    Please complete the fee table in the next filing.  In addition, please supplementally provide the Staff with the completed fee table at least one week prior to expected date that the Fund will request acceleration.

Response:  The Registrant has included the fee table as Appendix A to this letter.

5.    Please include the hypothetical expense examples for both share classes offered in the prospectus.

Response:  The Registrant will include the requested disclosure in Post-Effective Amendment No. 6 to the Fund's Registration Statement.

6.    On page 7, the disclosure references that the Fund is expected to incur additional organizational and offering costs in connection with the launch of Class A shares.  Please confirm that such expenses are reflected in the fee table.

Response:  The Registrant notes that any expenses incurred in connection with the launch of the Class A Shares are being paid by the Adviser.  The disclosure has been updated accordingly.

Mr. Jeffrey Foor Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Page 3

7.    Please include a line item in the fee table reflecting "Dividend Reinvestment and Cash Purchase Plan Fees" as required by Item 3 of Form N-2.

Response:    The Registrant has included the requested disclosure.

8.    On page 18 of the Registration Statement, please complete the financial highlights table.

Response:  The Registrant will include the requested disclosure in Post-Effective Amendment No. 6 to the Fund's Registration Statement.

9.    On Page 17, under the heading "Financial Highlights" please include a statement that the performance of Class A shares may differ from the performance of Class I shares because of the different fees and expenses.

Response:  The Registrant will include the requested disclosure in Post-Effective Amendment No. 6 to the Fund's Registration Statement.

10.  On Pages 16 and 17. Please move the numbered footnotes to directly below the "Summary of Fees and Expenses" table and above the example(s).

Response:  The Registrant will revise the disclosure, as requested in Post-Effective Amendment No. 6 to the Fund's Registration Statement.

11.  Please supplementally confirm that shareholders of the Pine Grove Alternative Fund (the "Feeder Fund") will have the opportunity to vote on the Feeder Fund's plan of liquidation.

Response:  The Registrant appreciates that Staff's comment and notes that a shareholder vote on the liquidation of the Feeder Fund is not required under the Feeder Fund's organizational documents.  In addition, the Registrant is not aware of any other requirement which would require a shareholder vote on the Feeder Fund's liquidation.  Supplementally, the Registrant notes that concurrent with announcing the liquidation of the Feeder Fund, the Feeder Fund made a tender offer open to all shareholders of the Feeder Fund who wished to receive cash in exchange for their investment.

12.  Please supplementally confirm that neither the Fund nor Feeder Fund fundamental investment policies are being changed.

Response:  The Registrant confirms that neither the Fund nor Feeder Fund fundamental investment policies are being changed.

13.  Supplementally explain the analysis for why the Fund's distribution of Class A shares does not require registration. Please include in the explanation the tax implications of distribution of such shares and a discussion of how, when and where impacted shareholders are informed of these tax implications.

Mr. Jeffrey Foor Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Page 4

Response: At the time of the distribution-in-kind contemplated in connection with the liquidation of the Feeder Fund, the Fund expects to have an effective registration statement for the Fund's Class A Shares and any Class A shares of the Master Fund received by shareholders of the Feeder Fund will be registered.

The liquidation of the Feeder Fund will be a taxable event for shareholders.  This was disclosed to Feeder Fund shareholders in the prospectus supplement dated May 23, 2015 and filed via EDGAR as a 497.  The Fund notes that because of market movement, no Feeder Fund shareholders are expected to recognize a gain for tax purposes at the time of the liquidation of the Feeder Fund.  Should the Feeder Fund's returns change such that shareholders of the Feeder Fund have investment gains at the time of the liquidation, any gains could be taxable depending on the shareholder's individual circumstances.  The tax consequences of the distribution-in-kind are expected to be the same as the consequences of a liquidation of the Feeder Fund for cash.

14.  Regarding the Shareholder Servicing Fee, please supplementally explain what would happen if the Shareholder Servicing Fee meets or exceed 4.9% of offering proceeds of Class A Shares.
Response:  If the Shareholder Servicing Fee in the aggregate meets or exceeds 4.9% of the offering proceeds of the Fund's Class A Shares, the Fund would no longer pay Shareholder Servicing Fees.

15.  Please supplementally confirm whether any portion of the Shareholder Servicing Fee will pay for distribution services.
Response:  The Registrant confirms that no portion of the Shareholder Servicing Fee will pay for distribution services.
* * *
Please contact the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,
/s/ William J. Bielefeld

Appendix A

SUMMARY OF FEES AND EXPENSES
The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.
TRANSACTION FEES[1]	Class A Shares	Class I Shares
Maximum sales load (percentage of purchase amount)	3.00%	None
Maximum redemption fee	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None
ANNUAL FUND EXPENSES (as a percentage of the Fund's net assets)[2]
Management Fee	0.90%	0.90%
Acquired Fund Fees and Expenses[3]	3.56%	3.56%
Other Expenses[4]	1.45%	0.60%
Total Annual Fund Expenses	5.94%	5.09%
Less Fee Waiver and Expense Reimbursement[5]	0.00%	0.00%
Annual Net Expenses	5.94%	5.09%

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[1]
Generally, the minimum initial investment by an investor in the Fund is $25,000, which minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 3.00% of the investor's subscription. The table assumes the maximum sales load is charged. A Selling Agent may, in its discretion, waive the sales load for certain investors.

[2]	The Annual Fund Expenses for Class A Shares are estimated, and will vary depending on the number of Shares sold.
[3]
The Acquired Fund Fees and Expenses include the operating expenses, trading expenses and performance-based incentive fees/allocations of the Private Investment Funds in which the Fund plans to invest. The operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. The trading expenses primarily consist of interest and dividend expenses and brokerage commissions, which are the byproduct of leveraging or hedging activities employed by the Private Investment Funds' managers in order to enhance investor returns. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Private Investment Funds or, when not available, from the most recent communication from the Private Investment Funds. The agreements related to investments in Private Investment Funds provide for compensation to the Private Investment Funds' managers/general partners in the form of management fees generally ranging from 1.0% to 2.0% annually of net assets and performance incentive fees/allocations are generally 10 to 20% of net profits earned. Fees and expenses of Private Investment Funds are based on historic fees and expenses. Future Private Investment Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Private Investment Funds, which may fluctuate over time. The Acquired Fund Fees and Expenses are not subject to the Fund's expense cap. See below for the breakdown of the Acquired Fund Fees and Expenses:

Operating Expenses	0.38%
Trading Expenses	1.45%
Management Fees	1.66%
Incentive Fees/Allocations	0.07%
Total Acquired Fund Fees and Expenses	3.56%

[4]
Other Expenses include professional fees and other expenses, including, without limitation, the Fund's Shareholder Servicing Fee. Shareholder Servicing Fees are payable at the annual rate of 0.85% with respect to the Fund's Class A Shares. See "Shareholder Servicing Fee."

[5]
The Adviser has agreed to waive and/or reimburse Other Expenses of the Fund (other than extraordinary expenses, any shareholder servicing fees and the following investment related expenses: foreign country tax expense and interest expense on amounts borrowed by the Fund) to the extent necessary in order to cap other expenses of the Fund's Class A Shares at 0.60% and the Fund's Class I Shares at 0.60%. The expense cap of the Fund will be in effect until August 1, 2017. "Extraordinary Expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings and indemnification expenses. For a period of five years subsequent to the Fund's commencement of operations, the Adviser may recover from the Fund expenses reimbursed during the prior three years if the Fund's other expenses, including the recovered expenses, falls below the expense cap. Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will increase if the Advisor recouped an amount previously waived or reimbursed pursuant to a contractual waiver.

EXAMPLE: You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:†
	1 year†	3 years†	5 years†	10 years†
A Shares	$89	$206	$320	$597
I Shares	$51	$153	$254	$507

EXAMPLE: You would pay the following fees and expenses on a $25,000 investment, assuming a 5% annual return:
	1 year†	3 years†	5 years†	10 years†
A Shares	$2,228	$5,143	$8,002	$14,920
I Shares	$1,272	$3,812	$6,348	$12,668

________________
†	Expenses reflect the initial term of a fee waiver and expense reimbursement agreement on the part of the Adviser, as set forth below.
Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.
The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see "Fund Expenses," "Management Fee" and "Purchases of Shares."